FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Individual shareholder public exchange offer FAQ

Nokia’s public exchange offer (the “Offer”) for Alcatel-Lucent securities has closed. Please see below for information related to the Offer and transaction.

This FAQ consists of three sections, as follows:

SECTION 1 - Tendering of Alcatel-Lucent securities

SECTION 2 – Results of the public exchange offer

SECTION 3 – Rationale for the transaction

SECTION 1 - Tendering of Alcatel-Lucent securities

1.	As a holder of Alcatel-Lucent securities, is it too late to tender my securities into the Offer?

Yes it is. The deadline for tendering ADSs into Nokia’s reopened Offer period for Alcatel-Lucent securities was 5:00PM New York City time on February 2, 2016. The deadline for tendering ordinary shares and OCEANE convertible bonds into the reopened Offer period was 5:30 PM Paris time on February 3, 2016.

2.	If I am an ordinary shareholder and I tendered into the reopened Offer, when will I receive my Nokia shares?

You should receive your Nokia shares within one or two business days following the settlement date of the reopened offer period, which is expected to be on February 12, 2016, in accordance with French, U.S. and Finnish law.

3.	What happens if I did not tender my ordinary shares into the Offer?

If you did not tender your shares into the Offer, they remain outstanding in your share account and you will still be able to trade them on the stock exchange. However, following the success of the Offer, the liquidity of remaining Alcatel-Lucent shares will be lessened and, therefore, the value of remaining Alcatel-Lucent shares may be adversely affected.

4.	If I am an ADS holder, what happens if I did not tender my ADSs into the Offer?

If you did not tender your ADSs into the Offer, they remain outstanding. On January 25, 2016, Alcatel-Lucent announced that, pursuant to a prior notification from Alcatel-Lucent to the depositary of its ADSs, the depositary has provided notice of termination of the program of the Alcatel-Lucent American depositary receipts (“Alcatel-Lucent ADRs”) representing Alcatel-Lucent ADSs to the holders of the Alcatel- Lucent ADRs. The Alcatel-Lucent ADR program will be terminated thirty days from the notice to the Alcatel-Lucent ADR holders, at 5:00 PM New York City time on February 24, 2016. After that date and in accordance with the terms and conditions of the Alcatel-Lucent Amended and Restated Deposit Agreement, the depositary will perform no further acts with respect to the Alcatel-Lucent ADRs, except to receive and hold (or sell) distributions on Alcatel- Lucent shares underlying the ADSs and deliver the Alcatel-Lucent shares being withdrawn.

The option for Alcatel-Lucent ADS holders to surrender their Alcatel-Lucent ADSs in exchange for Alcatel-Lucent Shares listed in France will expire sixty days from the termination date, on April 24, 2016. After April 24, 2016, the Alcatel-Lucent depositary may sell the Alcatel-Lucent shares underlying the remaining Alcatel-Lucent ADSs and hold in a segregated account the proceeds of such sales (net of brokerage commission and other related expenses), without liability for interest, in trust for the pro rata benefit of the holders of Alcatel-Lucent ADSs.

Now that the reopened Offer period has closed, Nokia intends to delist the Alcatel-Lucent ADSs from the NYSE, meaning that you would no longer be able to trade your ADSs on any regulated securities exchange, and your ability to sell your ADSs would be reduced.

Subject to applicable law, Alcatel-Lucent will also be de-registered under the U.S. securities laws, which means much less information would be available about Alcatel-Lucent under U.S. securities laws.

5.	Will I now receive cash for my ADSs, having not tendered?

If you have not tendered your Alcatel-Lucent ADSs into the Offer, these ADSs remain outstanding.

60 days after the termination of the Alcatel-Lucent ADS program, on or about April 24, 2016, the depositary may sell the Alcatel-Lucent shares underlying the remaining Alcatel-Lucent ADSs. The proceeds from this sale (net of brokerage commission and other related expenses), without liability for interest, would be held in trust by the Alcatel-Lucent depositary for the pro rata benefit of the holders of Alcatel-Lucent ADSs.

6.	If I did exchange my ADSs, is the exchange taxable?

As described on page 175 of the exchange offer/prospectus, the receipt of Nokia Securities by U.S. holders in exchange for Alcatel-Lucent Shares or Alcatel-Lucent ADSs pursuant to the exchange offer or the squeeze-out of Alcatel-Lucent Shares and Alcatel-Lucent ADSs is expected to be a taxable transaction for U.S. federal income tax purposes, and is not expected to qualify as a tax-free reorganization under any provision of the Code.

7.	Is it taxable in 2015 or 2016?

Under the US tax law, the Exchange Offer would generally be taxable in the tax year in which the settlement occurs (i.e. the 2016 calendar year for most individuals). Investors are reminded to consult their personal tax advisor as each investor’s tax situation may be different.

8.	What was the exchange ratio of the Offer?

If you participated in the exchange, for every Alcatel-Lucent ADS validly tendered into, and not withdrawn from the U.S. Offer 0.5500 of a Nokia ADS, will have been or will be received. You have received/will receive cash for any fractional Alcatel-Lucent ADS.

9.	Was my tender accepted?

Those holders who held their securities at a bank or broker custodian and tendered into the initial Offer period should check with their bank or broker.

Registered holders whose ADSs were accepted received a written statement in mid-January. Those ADS holders whose tenders were not accepted in the initial Offer period should have previously received a letter detailing the deficiencies of their tender.

Registered tenders of ADSs that were received after the close of the initial Offer period on December 22, 2015 were held by the exchange agent and submitted into the reopened Offer. Registered ADS tenders that were received after the close of the reopened Offer period on February 2, 2016 were not accepted into the reopened Offer and remain outstanding. These ADS holders will receive a deficient notice and their Alcatel-Lucent stock certificates from the Exchange Agent in due course.

10.	When will I receive my Nokia ADSs?

If you tendered your ADSs into the initial Offer period, you will have received the Nokia ADSs you are entitled to on settlement of the initial Offer, on January 7, 2016. If you tendered your ADSs into the reopened Offer, you will receive the Nokia ADSs you are entitled to pursuant to the U.S. Offer on or about February 12, 2016.

11.	Will I lose my pension?

This Offer is regarding the exchange of Alcatel-Lucent ADSs with Nokia ADSs. If you have questions about your pension plan that do not include Alcatel-Lucent shares, please contact your plan administrator.

12.	Are Nokia shares eligible for the PEA (equity saving scheme)?

Yes. The regulatory provisions determining the securities’ eligibility for the PEA require that the issuer of those securities has its headquarters in France or in another Member State of the European Union. Nokia meets this condition, since its headquarters are in Finland, a country within the European Union. Therefore, subject to compliance with the operating terms of the PEA, Nokia securities received from the offer will be eligible for the PEA.

SECTION 2 – Results of the public exchange offer

13.	What was the result of the public exchange offer?

Following the results of the initial Offer period, the mandatory minimum acceptance threshold and the minimum tender condition of the Offer were reached and the Offer was, therefore, declared successful.

Following settlement of the Reopened Offer which is expected to occur on February 12, 2016, Nokia will hold 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel-Lucent, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. This equates to Nokia holding 88.07% of the share capital on a fully diluted basis.

After Nokia converts the OCEANE convertible bonds tendered into the initial and the Reopened Offer at the improved conversion ratio, Nokia will hold 92.34% of the share capital and at least 92.26% of the voting rights of Alcatel-Lucent.

14.	What will Nokia do with the OCEANE convertible bonds it will hold following the Offer?

Nokia will convert at the improved conversion ratio all of the OCEANE convertible bonds it will hold following settlement of the Reopened Offer. After such conversion, Nokia will hold 92.34% of the share capital and at least 92.26% of the voting rights of Alcatel-Lucent.

15.	What are your intentions regarding the 2018 convertible bonds?

Following such conversion, since less than 15% of the 2018 OCEANE convertible bonds will be outstanding, Nokia will cause Alcatel-Lucent to redeem at par value, plus accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANE convertible bonds, pursuant to the terms and conditions of such OCEANE convertible bonds.

Note that holders of 2018 OCEANE convertible bonds will still have the possibility, until the 7th business day (jour ouvré) preceding the early redemption date, to convert their OCEANE convertible bonds into Alcatel-Lucent shares, in accordance with the terms and conditions of such OCEANE convertible bonds.

16.	Is Nokia planning a listing in Paris?

Nokia’s shares has been listed on Euronext Paris since November 19, 2015 and Nokia was included in the CAC40 index following the initial Offer, on January 6, 2016.

17.	Will the transaction’s announced synergies be delayed or impacted by not owning 100% of Alcatel-Lucent?

No, we do not anticipate any delay in the announced operating cost synergies, which Nokia expects to amount to EUR 900 million, to be achieved by 2018. Nokia has full control of Alcatel-Lucent and integration is well underway.

SECTION 3 – Rationale for the Transaction

18.	What are the strategic merits of the transaction?

The combination of Nokia with Alcatel-Lucent creates an end-to-end portfolio scope and scale player with leading global positions across software, products and services – combining complementary offerings, customers and geographic footprint.

Both companies believe that the combined group is an innovation powerhouse with significant R&D resources and synergy potential. The combined group is expected to be a leader in next generation network technology and services and is well positioned to meet the increasingly complex needs of customers globally.

19.	Timing of deal: why now?

Both Nokia and Alcatel-Lucent have significantly improved their operational and financial performance. We believe that this transaction is the next logical step of our successful transformations and at the right time for both companies.

Together, both companies are better equipped to meet the increasingly complex needs of customers globally given the following industry trends:

•	Global Telco consolidation and convergence

•	Expansion to quad-play offerings, delivering seamless experiences across multiple screens and applications

•	Timing of the 5G investment cycle

•	Transition to the Cloud

20.	Why did Nokia not pursue an acquisition of Alcatel-Lucent’s wireless assets instead of the entire company?

The combination with Alcatel-Lucent broadens Nokia’s product portfolio beyond wireless. The strategic logic of the combination – to create an end-to-end portfolio scope and scale player with leading global positions across next generation network technologies and services – goes far beyond the benefits of a wireless only acquisition.

In addition, a wireless-only transaction would have required a complex and lengthy carve-out process, involving greater execution and integration risks including disruption with key customers. Nokia and Alcatel-Lucent separately considered a number of alternative options, and both companies believe the acquisition of Alcatel-Lucent by Nokia is by far the most compelling and provides the greatest opportunity to create shareholder value.

21.	Why an all-share deal?

The share offer enables shareholders of Nokia, and shareholders of Alcatel-Lucent who have tendered into the public exchange offer to benefit from the value creation and synergies of the combined entity.

In addition, Nokia believes it is prudent to maintain a long-term investment grade credit rating target, which is important for customers. Obtaining an investment grade credit rating will provide the combined group with additional options to improve the longer-term efficiency of its capital structure.

Nokia plans to execute a EUR 7 billion program to optimize its capital structure and return excess capital to Nokia shareholders. This program is planned to include approximately EUR 4 billion in distributions to Nokia shareholders. Nokia has no plans to provide capital returns to remaining holders of Alcatel-Lucent securities.

22.	How comfortable is Nokia with achieving the stated EUR 900 million of operating cost synergies and what is your integration track record?

Both companies have deeply experienced teams with a very good track record when it comes to execution of restructuring and integration plans.

In recent years, Nokia successfully drove the transformation of Nokia Networks’ operating model – improving its non-IFRS operating margin from 1.6% in 2011 to 12.2% in 2014. Alcatel-Lucent has also demonstrated excellent execution of its Shift Plan, having already achieved EUR 675 million out of its EUR 950 million cumulative net fixed cost reduction target as of the end of 2014.

Nokia is confident that the EUR 900 million annual operating cost synergies target in 2018 is achievable.

23.	What gives Nokia confidence that the integration will not be problematic?

Nokia and Alcatel-Lucent have highly relevant experience in the integration process, recently completing extensive restructurings which significantly improved both companies’ operational and financial performances. We are building on these learnings to ensure the integration of Nokia and Alcatel-Lucent is as seamless as possible. The structure of the transaction is a key factor; this was an acquisition of Alcatel-Lucent by Nokia, with a clear governance structure for the execution of the integration.

Importantly, the product portfolios and geographical reach of both companies were highly complementary. This means that integration is only being effected in areas of the combined company where it is required. The integration process began on January 14, 2016 and is progressing very well to date.

Nokia is now looking towards Mobile World Congress 2016, when it will share more about its vision of expanding the human possibilities of the connected world, and how both existing and new customers can use technology to improve people’s lives.

24.	What governance and integration considerations have been agreed?

Governance of the combined entity has been set from the start with clearly defined leadership, which will facilitate the decision-making process and the monitoring of the integration.

On January 8, 2016, Nokia confirmed the composition of its Board of Directors which now consists of 10 members, following the addition of Louis R. Hughes, Jean C. Monty and Olivier Piou, who were previously directors of Alcatel-Lucent. As previously announced, Risto Siilasmaa continues as the Chairman of the Board.

Also on January 8, 2016, Alcatel-Lucent announced that its Board of Directors had been modified to reflect the new ownership structure of the company, so that it now also comprises members from both Nokia and independent directors.

The leadership team of the combined company builds on the strengths of both Nokia and Alcatel-Lucent:

•	President and Chief Executive Officer: Rajeev Suri

•	President of Mobile Networks: Samih Elhage

•	President of Fixed Networks: Federico Guillén

•	President of IP/Optical Networks: Basil Alwan

•	President of Applications & Analytics: Bhaskar Gorti

•	President of Nokia Technologies: Ramzi Haidamus

•	Chief Financial Officer: Timo Ihamuotila

•	Chief Customer Operations Officer: Ashish Chowdhary

•	Chief Innovation & Operating Officer: Marc Rouanne

•	Chief Human Resources Officer: Hans-Jürgen Bill

•	Chief Strategy Officer: Kathrin Buvac

•	Chief Marketing Officer: Barry French

•	Chief Legal Officer: Maria Varsellona

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD LOOKING STATEMENTS

This website contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics, structure and organization of the combined company; the expected ownership of the combined company by Nokia and Alcatel Lucent shareholders; the expected benefits of the proposed transaction; the target annual run rate cost synergies for the combined group; the expected customer reach of the combined group; the expected financial results of the combined group; the expected timing of closing of the proposed transaction and satisfaction of conditions precedent; the expected benefits of the proposed transaction, including related synergies; the transaction timeline, including the Nokia shareholders’ meeting; the expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China; the planned leadership and organizational structure post-closing of the public exchange offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the ability of Nokia to integrate Alcatel Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this website are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This website relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This website is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (Registration No. 333- 206365) (the “Registration Statement”), the Schedule TO, the Solicitation / Recommendation Statement on Schedule 14D-9 filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (the “AMF”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The tender offer is being made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this website must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).